SECI 06005663 IISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-24737 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2005 AND ENDING March 31, 2006
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IPG Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Ygnacio Valley Road, Suite 330
(No. and Street)

Walnut Creek, California 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred J. Ulbrich 925-944-5210
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbara F. Hill, CPA
(Name – *if individual, state last, first, middle name*)

865 Walnut Avenue, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 3 2006
WASH, D.C.
160

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Alfred J. Ulbrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IPG Securities Corporation, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA M. WINTCH
Commission # 1507382
Notary Public - California
Contra Costa County
My Comm. Expires Aug 16, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **N/A**
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **N/A**
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **N/A**
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. **N/A**
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Barbara F. Hill**
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

## Independent Auditor's Report

To the Board of Directors
IPG Securities Corporation

I have audited the Statement of Financial Condition of IPG Securities Corporation as of March 31, 2006 and the related Statements of Operations, Cash Flows, and Owner's Capital for the year then ended pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IPG Securities Corporation as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The Changes in Liabilities Subordinated to Claims of Creditors and Computation of Net Capital on pages seven and eight are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbara F. Hill
Certified Public Accountant
April 26, 2006

Schedule (b)

**IPG SECURITIES CORPORATION**
**Statement of Financial Condition**
March 31, 2006

ASSETS

| | |
|---|---|
| Assets | |
| Cash | $ 22,886 |
| Commissions Receivable | 6,264 |
| Reimbursements Receivable | 205 |
| Prepaid Expenses | 1,600 |
| Total Assets | $ 30,955 |

LIABILITIES

| | |
|---|---|
| Liabilities | |
| Accounts Payable | $ 6,235 |

OWNER'S EQUITY

| | |
|---|---|
| Stockholders' Equity | |
| Capital stock, no par value, authorized 7,500 shares, issued and outstanding 4,300 shares | $ 43,000 |
| Additional paid in capital | 17,150 |
| Accumulated deficit | ( 35,430) |
| Total Stockholders' Equity - Schedule (c) | 24,720 |
| Total Liabilities and Owner's Equity | $ 30,955 |

The accompanying notes are an integral part of these financial statements.

Schedule (c)

**IPG SECURITIES CORPORATION**
**Statement of Operations and Changes in Owner's Capital**
For the Year ended March 31, 2006

## Operations

| | |
|---|---|
| Income | |
| Commissions and fees | $ 73,507 |
| Back-end interest revenue | 50,000 |
| Total income | 123,507 |
| Expenses | |
| Commissions – non shareholder | $ 49,507 |
| Salaries and Wages | 43,692 |
| Payroll Taxes | 3,944 |
| Matching 401(k) Contribution | 1,200 |
| Employee medical | 4,757 |
| Travel, meals and entertainment | 6,359 |
| Licenses and Fees | 1,169 |
| Insurance and fidelity bond | 829 |
| Accounting and audit | 6,380 |
| Automobile expenses | 3,136 |
| Office and overhead expense | 1,879 |
| Total Expenses | 122,852 |
| Income from Operations | 655 |
| Other Income | |
| Interest, Dividends and Gain on Sale of Securities | 1,607 |
| Net income before taxes | 2,262 |
| Income taxes | 1,471 |
| Net Loss | $ 791 |

## Changes in Owner's Capital

| | |
|---|---|
| Net Income | $ 791 |
| Beginning Capital – April 1, 2004 | 23,929 |
| Ending Capital – March 31, 2006 | $24,720 |

The accompanying notes are an integral part of these financial statements

Schedule (d)

## IPG SECURITIES CORPORATION

### Statement of Cash Flows
For theYear ended March 31, 2006

| | | |
|---|---|---|
| Increases (Decreases) in Cash and Cash Equivalents | | |
| Operating Activities | | |
| Net earnings | | $ 791 |
| Adjustment to reconcile net earnings to net cash provided by operating activities | | 0 |
| Decrease in accounts receivable | (982) | |
| Decrease in prepaid taxes | (800) | |
| Increase in accounts payable | 1,735 | (47) |
| Net cash provided by operations | | $ 744 |
| Investing Activities | | None |
| Financing Activities | | None |
| Total increase in cash and cash and cash equivalents | | $ 744 |
| Cash at the beginning of the year | | 22,142 |
| Cash and cash equivalents at the end of the year | | $ 22,886 |

Supplemental disclosures of cash flow information:

- See Note 3 regarding income taxes
- No interest was paid this year.

**IPG SECURITIES CORPORATION**

**Statement of Changes in Owner's Capital**
**and**
**Statement of Changes in Liabilities Subordinated**
**to Claims of Creditors**
For the year ended March 31, 2006

Schedule (e)

**Changes in Owner's Capital**

| | |
|---|---|
| Owner's Capital – March 31, 2005 | $ 23,929 |
| Net Profit April 1, 2005- March 31, 2006 | 791 |
| Owner's Capital – March 31, 2006 | $ 24,720 |

Schedule (f)

**Changes in Liabilities Subordinated to Claims of Creditors**

None

The accompanying notes are an integral part of these financial statements

Schedule (g)

## IPG SECURITIES CORPORATION

**Computation of Net Capital**
For the Year ended March 31, 2006

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total ownership from Statement of Financial Condition | $ 24,720 |
| Deduct: | |
| Non-allowable assets | |
| Prepaid expenses | (1,600) |
| Reimbursements receivable | (205) |
| Total non-allowable assets | 1,805 |
| Net Capital | $ 22,915 |
| Aggregate Indebtedness | |
| Total aggregate indebtedness | 6,235 |
| Computation of Net Capital Requirement | |
| Minimum net capital required (6 2/3% of aggregate indebtedness | 416 |
| Minimum dollar net capital required | 5,000 |
| Net Capital requirement (greater of 6 2/3% of aggregate indebtedness or minimum dollar net capital required) | 5,000 |
| Excess Net Capital | 17,915 |
| Excess net capital at 1000% (Net Capital less 10% aggregate indebtedness) | 22,291 |
| Percentage of Aggregate Indebtedness to Net Capital | 27% |

RECONCILIATION BETWEEN UNAUDITED AND AUDITED REPORT

No differences

The accompanying notes are an integral part of these financial statements

**Barbara F. Hill**
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

To the Board of Directors
IPG Securities Corporation

**Report on Internal Control**

In planning and performing my audit of the financial statements and supplemental schedules of IPG Securities Corporation for the year ended March 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**Barbara F. Hill**
CERTIFIED PUBLIC ACCOUNTANT

**Report on Internal Control**
Schedule (n)
Page 2

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed the following matter that I believe results in a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions are significant deficiencies in the design or operation of internal controls that, in my judgment, could adversely affect the company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. IPG Securities Corporation is a small company and two individuals perform essentially all of its operations and record keeping. Consequently, the Company's system and procedures do not provide the segregation of duties commensurate with effective internal control. Since IPG Securities Corporation does not maintain physical possession or control of securities for customers; this weakness is not as significant as it would otherwise be. The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in my audit of the Company's financial statements, and this report does not affect my report on these financial statements. I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities Exchange Commission and NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbara F. Hill
Certified Public Accountant
April 26, 2006

**IPG Securities Corporation**

**Notes to the Financial Statements**
For the Year Ended March 31, 2006

Note 1 – Summary of Significant Accounting Policies

IPG Securities Corporation, incorporated on September 29, 1979, is a broker-dealer located in Walnut Creek, California.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of American requires the use of estimates regarding assets, liaiblities and contingencies. The actual results my differ.

These financial statements have been prepared on the accrual basis of accounting.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006 and during the year the Company had net capital in excess of its required net capital of $5,000. The accumulated deficit decreased from $36,221 to $35,430 during the fiscal year because of this year's profit.

Note 3 – Income Taxes

Income tax for the fiscal year ended March 31, 2006

| | |
|---|---|
| Minimum California Franchise Tax for the current fiscal year: | $800 |
| Federal Tax | $671 |

Note 4 – Related Party Transactions

Alfred J. Ulbrich is the 100% owner and president of IPG Securities Corporation and Capital Funding and Management, Inc., 50% owner of Energy Sources Group and 66.67% owner of ESG Pipeline Corporation. ESG paid IPG Securities Corporation $50,000 back-end interest on an ESG investment that was sold in December 2004.

Beginning January 1, 2005 Alfred J. Ulbrich, the 100% owner and president of the corporation, and his wife Beverly E. Ulbrich became employees of IPG Securities Corporation. In 2005 the following payments were made on their behalf:

| | |
|---|---|
| Salaries and Wages | $ 43,692 |
| Payroll Taxes | 3,944 |
| Matching 401(k) Contribution | 1,200 |
| Medical | 4,757 |
| Total | $ 53,593 |

## IPG Securities Corporation

**Notes to the Financial Statements**
For the Year Ended March 31, 2006

Note 5 – Pension Plan

In January 2005 IPG adopted a 401(k) Retirement Plan for the exclusive benefit of all eligible employees of IPG Securities Corporation and Energy Sources Group and their beneficiaries. The plan allows employees who have completed one year of service with either company and are over the age of 21 to participate in the plan. Eligible employees may make salary reduction agreements and receive non-elective discretionary contributions to their plan from the company. Salary deferrals cannot exceed the lesser of the maximum dollar amount determined by the federal government each year (For 2006 - $15,000 plus $5,000 for employees over the age of 50) or 100% of wages.